Exhibit 12

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

The table below sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The information set forth in the table should be read in conjunction with the financial information incorporated by reference into this prospectus.

						Predecessor
	Three months ended 3/31/2012	Twelve Months ended 12/31/2011	Twelve Months ended 12/31/2010	Twelve Months ended 12/31/2009	Five months ended 12/31/2008	Nine months ended 9/28/2008	Twelve Months ended 12/31/2007

Interest expense	$412,000.00	$907,000.00	$1,076,000.00	$-	$-	$-	$-

Pre tax Income (loss)	$234,000.00	$753,000.00	$18,720,000.00	$(3,092,000.00)	$(2,045,000.00)	$1,041,000.00	$2,338,000.00

Total earnings	$646,000.00	$1,660,000.00	$19,796,000.00	$(3,092,000.00)	$(2,045,000.00)	$1,041,000.00	$2,338,000.00

Ratio of earnings to fixed charges	1.6	1.8	18.4	N/A	N/A	N/A	N/A

The ratios are calculated by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expensed and the interest element of rentals.

We had no shares of preferred stock outstanding for any period presented.